DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, California 94105-2933
www.dlapiper.com
Howard Clowes
howard.clowes@dlapiper.com
T 415.836.2510
F 415.659.7410

October 15, 2010	OUR FILE NO. 347684-900200

Via EDGAR

Mr. Bryan Pitko

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	SciClone Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 30, 2010
File No. 000-19825

Dear Mr. Pitko:

On behalf of SciClone Pharmaceuticals, Inc. (the “Company” or “SciClone”), we submit the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter to the Company dated September 21, 2010, with respect to the Company’s Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) , Definitive Proxy Statement on Schedule 14A filed April 30, 2010 (the “2009 Proxy”). The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion that follows each such paragraph is the Company’s response to the Staff’s comments.

Form 10-K for the year ended December 31, 2009

Item 1. Business, page 3

1.	We note that you have entered into an agreement which provides Sigma-Tau Finanziaria, S.p.A. with the European rights to thymalfasin. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which describes the material terms of this agreement including:

•	Exclusivity provisions;

•	Amounts paid to date;

•	Revenue/Cost sharing provisions;

•	Royalty provisions;

•	Milestone provisions;

•	Termination provisions; and

•	Duration.

October 15, 2010

Page Two

In response to the Staff’s comment, the Company proposes to include a new section in its Form 10-K filings under the caption “Agreements with Third Parties” under which its disclosures regarding significant business agreements will be consolidated. The proposed disclosure in such section with respect to the Company’s agreement with Sigma-Tau is as follows:

Sigma-Tau Agreement. Our collaboration with Sigma-Tau Finanziaria S.p.A. (Sigma-Tau) is governed by an agreement entered into in 2000 with a term expiring in 2012 unless renewed, as well as by amendments to the agreement regarding particular development efforts. Under the agreement, we licensed to Sigma-Tau exclusive ZADAXIN® development and marketing rights that cover all countries in the European Union as defined on January 1, 1995, in addition to Iceland, Norway and Switzerland. In addition, the agreement governed our joint collaboration on the development of thymalfasin in certain indications, and for the sharing of intellectual property in our respective territories. The agreement also provides that if Sigma-Tau sells ZADAXIN in the licensed territory, it will purchase the product from us at a specified price, subject to certain adjustments. We do not currently anticipate that Sigma-Tau will sell any ZADAXIN other than nominal amounts in Italy.

Pursuant to the agreement, Sigma-Tau conducted trials in Europe for the treatment of malignant melanoma and hepatitis C and we conducted certain trials in the US for the treatment of hepatitis C, and each party agreed to provide certain funding and support for the development efforts of the other. Our development obligations to each other were completed when Sigma-Tau completed the phase 3 hepatitis C triple therapy clinical trial in Europe and delivered a final report on the trial in October 2009. We paid Sigma-Tau an aggregate of $4 million in connection with that trial.

There are no on-going development or reimbursement obligations under the agreement, and there are no milestones or similar terms currently in effect. However, we continue to cooperate with Sigma-Tau on exploring the development of thymalfasin in other indications, including as a vaccine adjuvant, in aspergilosis and for the treatment of malignant melanoma.

Materiality.

The Company respectfully submits that its 2009 10-K should not be required to be amended to include the proposed new disclosure. While the Company believes the proposed new disclosure is helpful to clarify the specific terms of the agreement, the Company believes it has disclosed all terms of its agreement with Sigma-Tau that are material to investors in its 2009 10-K. SciClone believes that it is important to bring to the Staff’s attention several factors regarding the agreement with Sigma-Tau:

•	Each of the original agreement and the amendments thereto has been filed with the SEC as an exhibit to the Company’s periodic reports.

•

The terms of the arrangement which the Company believes are material to investors are disclosed in the Company’s 2009 10-K in its Business section, Risk Factors and the Related Party Transactions disclosures.

October 15, 2010

Page Three

•

To date none of the collaborative efforts with Sigma-Tau has resulted in a product approval in Europe or in the US. While SciClone and Sigma-Tau continue to evaluate potential future development opportunities for thymalfasin in those territories, there are no development obligations, milestone obligations or similar obligations in effect under the agreement.

•

The last material obligation undertaken by SciClone or Sigma Tau under the agreement was substantially completed in fiscal 2008 and fully completed in fiscal 2009 and the payments made between the parties over fiscal 2007, 2008 and 2009 were disclosed in the 2009 10-K.

•

Sigma-Tau is selling only nominal amounts of ZADAXIN in Italy pursuant to an approval in Italy in 1993 and SciClone has no expectation at this time that Sigma-Tau will sell more than such nominal amounts of ZADAXIN under the agreement.

In summary, the material terms of the agreement and its financial impact have been disclosed in the 2009 10-K and prior filings, and any other terms of the agreement are not material to SciClone or its investors.

2.	We note that Shanghai Lingyun and China National Pharmaceutical Foreign Trade Corporation accounted for 66% and 27% of your product sales, respectively, in 2009. Please advise us as to whether the Company has entered into any agreements with these two entities. If so, please file any underlying agreements as exhibits to your filing, and provide proposed disclosure to be included in an amendment to your 2009 Form 10-K that describes the material terms of the agreements. Alternatively provide us with an analysis as to why you are not substantially dependent on any such agreement.

The Company respectfully submits it is not substantially dependent on agreements referenced by the Staff and that such agreements are not material agreements within the definition of Regulation S-K 601(b)(10). As such, the Company respectfully submits that its 2009 10-K should not be required to be amended to file the underlying agreements as exhibits.

The Company’s general practice is to conduct business with importers on a purchase order basis. The Company does have an agreement, in addition to purchase orders, with Shanghai Lingyun but the agreement is an ordinary course transaction that specifies payment terms and ordering procedures as well as certain obligations of Shanghai Lingyun regarding safety and other matters. The agreement does not obligate Shanghai Lingyun to purchase any volume of product unless it issues and SciClone accepts a purchase order.

Except as purchase orders are issued, there are no binding purchases or sales commitments from any of the Company’s importers. Commitments are made only if a purchase order is placed. Purchase orders generally cover short periods of time. Purchase orders and sales levels as between these importers fluctuate from period to period. If any one importer for any reason reduced its purchases, or if SciClone elected to reduce sales to any importer, SciClone believes based on its prior experience that one or more of the other (existing or new) importers would increase its purchases.

October 15, 2010

Page Four

While the relationships with these importers are important for SciClone to be able to distribute products in China, the purchase orders and agreements with importers are ordinary course transactions. None of the importers has a binding commitment to purchase a major portion of the Company’s product, and therefore, the Company is not substantially dependent upon any one importer as defined in Regulation S-K Section 601(b)(10)(ii)(B), and the agreements are not material agreements within the definition of Regulation S-K 601(b)(10).

3.	We note that you have entered into in-license agreements for the exclusive marketing rights to DC Bead in China from Biocompatibles and the commercialization rights to RapidFilm in China and Vietnam from Applied Pharma Research S.A. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which describes the material terms of each agreement including:

•	Amounts paid to date;

•	Royalty provisions;

•	Milestone provisions;

•	Termination provisions; and

•	Duration

Please also file each of the in-license agreements as exhibits or provide an analysis as to why you do not believe they are required to be filed.

The Company acknowledges the Staff’s comment and proposes in response to add substantially the following disclosure under the caption “Agreements” in future Form 10-K filings.

Biocompatibles Agreement. In June 2006 we entered into a licensing and distribution arrangement with Biocompatibles UK LTD (“Biocompatibles”) for the distribution of DC BeadTM in China. The agreement provides us exclusive marketing rights in China. Under the agreement, if and when product approval is obtained in China, we would purchase product from Biocompatibles for sale in China at a price specified in the agreement. The purchase prices are subject to adjustment in certain circumstances. To maintain our exclusive rights, we must meet certain unit volume requirements.

We and Biocompatibles each share 50% of the costs of obtaining regulatory approval in China, including the costs of the currently on-going clinical trial in China, with Biocompatibles reimbursing our expenditures upon approval.

Applied Pharma Agreement. In July 2009 we entered into a licensing and distribution arrangement with Applied Pharma Research s.a. (“APR”) for ondansetron RapidFilmTM and paid an upfront fee of $1 million. The agreement grants us exclusive marketing rights in China, Hong Kong, Macau and Vietnam. If product approval is obtained in China, we would purchase product from APR at a price specified in the agreement for sale in our territory. In addition, to the purchase price of the product, the agreement provides for additional payments by us to APR upon achievement of first product approval and of specified sales levels.

October 15, 2010

Page Five

Materiality.

The Company does not believe that either of the agreement with Biocompatibles or the agreement with APR is a material agreement within the meaning of Regulation S-K item 601(ii)(10). As such, the Company respectfully submits that its 2009 10-K should not be required to be amended to file the underlying agreements as exhibits. In addition, the Company respectfully submits that its 2009 10-K should not be required to be amended to include the proposed new disclosure. While the Company believes the proposed new disclosure is helpful to clarify the specific terms of the agreements, the Company believes that the agreements in themselves are not material and that the Company has disclosed the aspects of the relationships that are material to investors in its 2009 10-K.

As the Company has disclosed, its business model in China includes the in-licensing or other acquisition of rights to market products in China. The agreements with Biocompatibles and APR are of the kind that normally accompany such a business and are entered into in the ordinary course of business. Further, unlike some license agreements as to which a company may be obligated to expenditures which would be material to its overall business in order to obtain regulatory approval, or which have material milestone or similar payments associated with such development or efforts, the obligations of SciClone under these agreements do not require expenditures which are material to the business of SciClone. The Company advises the Staff that expenditures of the Company related to the development of each such product during fiscal 2009 were less than $100,000 1.

We note that there are facts and circumstances under which agreements of this type could become material at a future date. For example if sales of a product exclusively licensed under such an agreement became a material portion of a company’s business, or if a company at a later date purchases “the major part of the registrants goods…” under such agreement (Regulation S-K Item 601(b)(10)(ii)(B). If such circumstances arise, the agreement would then be material as provided for in Item 601(b)(10).

In summary, the agreements referenced by the Staff are ordinary course agreements and the Company is not materially dependent on either of these agreements nor does it purchase a major portion of its requirements of products under either agreement (substantially all its requirements are for ZADAXIN). The Company does, however, hereby undertake to file either such agreement, or any similar agreement if as a result of future facts and circumstances such an ordinary course agreement falls within any of the categories specified in Regulation S-K Item 601(b)(10)(ii)(A)-(D).

[1]

We note that a company could potentially be materially dependent upon a license even if it were not selling products under such license. For example, if a company were exclusively in the business of drug development (as opposed to distribution) and it spent a material portion of its budget on research and development for such product and was, like many biotechnology companies, dependent upon achieving regulatory of products in development in order to develop a revenue stream. We respectfully note that the Company has already achieved significant revenues and profitability and is not dependent on the approval of any one product for its success.

October 15, 2010

Page Six

4.	We note that you have obtained the exclusive worldwide rights outside of Russia to SCV-07 from Verta, Ltd. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which describes the material terms of this agreement including:

•	Amounts to be paid to date;

•	Royalty provisions;

•	Milestone provisions;

•	Termination provisions; and

•	Duration.

Please also file this agreement as an exhibit or provide an analysis as to why you do not believe they are required to be filed.

The Company proposes to include the following disclosure under the caption “Agreements” in its 10-K for the fiscal year-ended December 31, 2010.

SCV-07 License. We entered into a license with Edward T. Wei (Wei) in 1997 for the technology and patent rights for SCV-07. The total amount paid by us to Wei under the agreement to date has been approximately $100,000. The aggregate of all milestone payments that may be due to Wei under the agreement is less than $500,000. The agreement provides for royalties on sales, with the royalty rate varying depending on various factors. The maximum royalty will not exceed 4%. The agreement expires upon the last to expire of the applicable patents.

Materiality.

The SCV-07 license was not a material agreement when it was entered into in 1997. The Company was not dependent upon the agreement for revenue and it did not expand or have a plan to incur any material development expense with respect to SCV-07. However, as the development of SCV-07 has advanced, and particularly following the results of the Company’s phase 2a trial of SCV-07 for the delay to onset of oral mucositis in patients with advanced head and neck cancer treated with chemoradiation, announced on March 30 and May 17, 2010, the Company determined to begin planning for a phase 2b trial in the oral mucositis indication. In the second quarter of fiscal 2010, the Board approved the management team’s plan to proceed with the phase 2b trial. The expenses associated with this trial would be material to the Company. Therefore although not necessarily within the definition of a material agreement within the meaning of Regulation S-K Item 601 (ii)(10), the Company hereby undertakes to file the agreement with its Form 10-Q for the period ending September 30, 2010.

Intellectual Property and Proprietary Rights, page 8

5.	Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which provides the following information in relation to your material patents;

•	The number of patents and patent applications licensed for each product and indication and the parties from which they are licensed;

October 15, 2010

Page Seven

•	The number of patents and patent applications owned for each product and indication;

•	The jurisdiction for each of your patents and patent applications; and

•	The expiration date of your patents by production and indication.

For purposes of clarity it may be helpful to provide the requested information in the form of tabular disclosure.

The Company proposes to add disclosure substantially similar to the following in its future Form 10-K filings, in each case covering material jurisdictions in which it hold patents or has filed patent applications at the time for products or late stage development programs that are material to the Company.

Zadaxin In China

Granted Patents Relevant to Approved Indication (not yet expired or abandoned)	Approved Indication	Year of Expiration
ZL 93120725	Chronic Hepatitis B	2013
ZL 99811382.4	Chronic Hepatitis B	2019

SCV07 in Europe, US and China

Granted Patents Relevant to Compositions	Year of Expiration
5,744,452 [US]	2016
1042286 [EP]	2018
ZL 98813799.2 [China]	2018

Pending Applications Relevant to Indications Currently in Clinical trial in the US	Year of Expiration
12/526,585 [US]	2028
200880011935.2 [China]	2028
08725404.1 [EP]	2028
61/319,050 [US]	2031

Materiality.

The Company respectfully submits that its 2009 10-K should not be required to be amended to include the proposed new disclosure. While the Company believes the proposed new disclosure is helpful to provide further clarification regarding the Company’s patents, the Company respectfully notes that it has disclosed in its 2009 10-K all material information regarding its

October 15, 2010

Page Eight

patent position on Zadaxin and SCV-07, which are, respectively, its only product on the market, and the only development compound as to which the Company is making material expenditures. In particular, the 2009 10-K discloses that SciClone sells only one product, and that over 96% of the sales of that product are in China. As we disclosed in the 2009 10-K: “We do not have composition patent claims directed to the same form of thymalfasin currently marketed in China, our largest market, although we do have other type of patent claims, pending or issued, directed to other aspects of thymalfasin therapy.” In addition, the Company notes that the 2009 10-K discloses that there are multiple generic products on the market in China.

With respect to SCV-07, the Company has previously disclosed in the 2009 10-K that it holds various composition of matter patents expiring between 2016 and 2018, and that it has filed patent applications with respect to the use of SCV-07 for the treatment of various indications which, if issued, would expire between 2028 and 2031. This product is not on the market and has not entered phase 3 trials.

The Company respectfully submits to the Staff that its disclosure regarding patents has provided accurate disclosure and all material information useful to investors in light of the patent position in China and the development stage of SCV-07.

Definitive Proxy Statement filed April 30, 2010

Annual Cash Incentives, page 36

6.	We note that your annual cash incentive bonuses are based on the achievement of corporate objectives and individual objectives. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which includes the following information:

•	The specific sales target goals, profitability targets and cash balances that account for 40% of the corporate objectives;

•	The specific operational goals which account for 10% of the corporate objectives;

•	The specific commercial, regulatory, business development and research and development goals which account for 50% of the corporate objectives;

•	The individual objectives applicable to each named executive officer aside from Dr. Blobel;

•	The threshold, target, and maximum levels of achievement of each performance measure, if applicable;

•	The evaluation by the Committee of the level of achievement of each corporate objective;

•	The evaluation by the Committee of the level achievement of individual performance objectives for each named executive officer aside from Dr. Blobel; and

•	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

October 15, 2010

Page Nine

The Company notes the Staff’s comment and in response will revise its disclosure in its proxy statement filing for its next annual stockholder meeting to read substantially as follows. We note that the following example disclosure is based upon the process and decisions made for the 2009 fiscal year incentive cash compensation and the disclosure would be revised as appropriate to reflect the facts and circumstances at the time. For the convenience of the Staff in reviewing this disclosure, a marked copy of this disclosure against the disclosure made in the 2009 Proxy Statement is included as Exhibit A.

We provide annual cash incentives in the form of cash bonuses intended to motivate employees to achieve our overall corporate goals and their individual employee objectives. For executive officers, these annual cash incentives are paid pursuant to our executive incentive plan. Incentive bonuses are based on a percentage of cash compensation and account for a significant percentage of each executive officer’s potential compensation, putting a significant percentage of total compensation at risk based on achievement of both corporate and individual objectives. Executive officers may earn up to 50% more than their individual cash incentive target depending upon the Committee’s assessment of performance in relation to their predetermined objectives. Our other employees are also eligible to receive annual cash incentives, which typically account for a smaller percentage of total compensation. At the beginning of each fiscal year, the Compensation Committee reviews each officer’s annual cash incentive targets, determined as a percentage of base salary and determines whether to adjust such targets. The percentages for the cash incentive plan for 2009 for our current President and Chief Executive Officer, Dr. Blobel was 40% of base salary and the percentages for Mr. Schmid, Mr. Titus and Dr. Rios was 30% of base salary.

During the first quarter of each fiscal year the Compensation Committee, in conjunction with the Board, determines our overall corporate objectives and weights the value of each of those objectives. The corporate objectives serve as the individual objectives for Dr. Blobel. The other Named Executive Officer’s goals are proposed by Dr. Blobel and reviewed and approved by the Compensation Committee after the corporate objectives have been determined. Generally, each of the Named Executive Officer goals relate to the achievement of our corporate goals. Financial objectives in both the corporate and individuals goals are determined in a manner consistent with the Company’s annual operating budget. In particular as to any financial goals as to which the Company provides guidance, the related corporate or individual objective is set within the range of our initial guidance first published for that fiscal year. Other financial goals, including goals for our SPIL subsidiary which are not separately reported, are based on assumptions in the budget that are anticipated to be required to meet the corporate financial objectives.

In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus. The actual cash incentive award earned is determined by the Compensation Committee’s judgment in its discretion of the relative attainment of our overall corporate performance objectives, the relative attainment of individual employee performance objectives, and the individual’s performance in relation to the objectives subject to targeted overall compensation. These

October 15, 2010

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judgments are subjective, there are no formulas for determining the amount of bonus to be awarded in the case of over or under achievement against a goal. In addition, while the Compensation Committee’s decisions are focused primarily upon the achievement against specific goals, it does consider its overall assessment of corporate performance and individual performance in the process of making final decisions as to bonus awards. In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus. Cash incentive awards are typically paid in the year following the year for which performance is evaluated.

Our corporate objectives for fiscal year 2009, which were also Dr. Blobel’s objectives, were as follows, weighted as indicated:

October 15, 2010

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Corporate Objective	Weight
Achieve a specified revenue target	15%

Achieve a net profit of at least a specified amount;	15%

Achieve a year end target for the combination of cash balance and available credit lines	10%

Complete a transaction in China to expand the Company’s product lines or capabilities	10%

Achieve a partnering transaction for the Company’s thymalfasin program in the melanoma indication	15%

Achieve specified clinical goals regarding RP 101	10%

Achieve certain clinical goals for SCV-07 in the oral mucositis trial	10%

Achieve certain clinical goals for SCV-07 in the HCV trial	5%

Achieve objectives for improvement of investor relations	10%

October 15, 2010

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Decisions regarding compensation of our other Named Executive Officer’s goals are based on his or her achievement of individual goals developed at the beginning of the year in support of these corporate objectives, as adjusted to reflect changes in key assumptions or external factors impacting the business.

The following is a summary of the key individual goals for 2009 for each of our other named executive officers:

Executive Officer	Summary of Key Individual Goals	Weight
Gary S. Titus	• Achieve financial objectives regarding earnings per share and year end cash balances	40%

	• Retain existing or obtain alternative loan facility and improve terms	15%

	• Achieve objective for effective management of accounting function	15%

	• Provide financial and accounting support for potential M&A or similar transactions in China to support the Company’s objectives to expand in China	15%

	• Achieve objectives for improvement of investor relations	15%

Israel Rios, M.D.	• Achieve specified clinical objectives for RP-101.	20%

	• Achieve certain clinical objectives regarding the development of SCV-07 in the oral mucositis indication.	20%

	• Achieve certain clinical objectives regarding the development of SCV-07 in the HCV indication	10%

	• Provide support regarding potential partnering of thymalfasin for the melanoma indication.	10%

	• Provide support for potential M&A or in-licensing transactions to support the Company’s objectives to expand in China	10%

	• Achieve objective for effective management of relationships with clinical research organizations performing work for the Company	20%

	• Manage department expenses to achieve objective	10%

Hans Schmid	• Achieve product sales and operating profit targets for SciClone Pharmaceuticals International Ltd. (SPIL)	35%

	• Focus on development of certain markets	10%

	• Achieve registration and first commercial sale of DC Bead in China	10%

	• Achieve specified goals for cash collections and other financial metrics	10%

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Executive Officer	Summary of Key Individual Goals	Weight
	• Support corporate objective regarding investor relations	5%

	• Achieve objectives regarding management of China operations	10%

	• Provide support for potential M&A or in-licensing transactions to support the Company’s objectives to expand in China.	20%

The actual cash incentive award earned is determined by the Committee’s judgment in its discretion of the relative attainment of our overall corporate performance objectives, the relative attainment of individual employee performance objectives, and the individual’s performance in relation to the objectives subject to targeted overall compensation. Cash incentive awards are typically paid in the year following the year for which performance is evaluated. In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus.

The actual bonuses paid for fiscal 2009 were determined in February 2010 and varied depending on the extent to which actual performance met, exceeded, or fell short of the applicable executive officer’s 2009 individual objectives, as determined by the Compensation Committee, which used in part the recommendations of Dr. Blobel as to the other officers. The Compensation Committee found that in 2009 we substantially exceeded our revenue, profitability and cash balance objectives, achieved certain of our regulatory, business development and research and development goals, while only partially achieving others, and that we exceeded our operational investor relations goals.

In considering the bonus determinations for fiscal 2009, the Compensation Committee also determined that the goal for development of SCV-07 in the HCV indication was not attainable due to a management decision, approved by the Board, regarding that development program. The Compensation Committee determined that management acted prudently in making this decision, and therefore that the percentage of bonus associated with that goal was reallocated among the other goals pro rata.

The Compensation Committee recommended to the Board that the Board adopt its conclusions regarding bonuses and following a review of the goals and achievements, the Board adopted this conclusion.

Based on the achievement of the corporate performance objectives set forth above and completion of individual objectives in 2009, the Compensation Committee recommended to the Board, and the Board approved, a $176,800 bonus for Dr. Blobel (40% of 2009 base salary, compared to the 40% target established by the Compensation Committee at the beginning of 2009). The Compensation Committee approved a $120,000 bonus for Mr. Titus (35% of 2009 base salary, compared to his 30% target) based in part upon Mr. Titus exceeding certain of his goals. The Compensation Committee approved a $100,000 bonus for Mr. Schmid, 31% of 2009 base salary, compared to his 30% target) based upon achievement of objectives for the international operations. The Compensation Committee approved a bonus of $85,000 for Dr. Rios (27% of 2009 salary compared to his 30% target).

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Based upon its review of survey data and the recommendation of Setren Smallberg & Associates Inc., the Compensation Committee approved an increase in target bonuses for fiscal 2010 to ensure target bonus percentages were closer to the 50th percentile of comparable companies. Dr. Blobel’s target bonus was increased to 50% and Mr. Schmid, Mr. Titus and Dr. Rios’ target bonus percentages were increased to 35%.

Disclosure Requirements and Materiality.

The Company acknowledges the Staff’s comment and the intention of the SEC that registrant’s should expand their disclosures regarding compensation decisions. The Company’s proposed revised disclosure is intended to meet that important objective. However, the Company respectfully submits that its 2009 10-K should not be required to be amended to include the proposed new disclosure. While the Company believes the proposed new disclosure is helpful to provide additional information regarding the Company’s compensation decisions, the Company believes that the Company’s disclosure in its 2009 Proxy met its disclosure requirements and provided all information material to its investors regarding the compensation of officers. In particular as to numerical financial objectives for the Company, the Company does not believe these are material to investors since they are set within the range of projections that are publicly disclosed to investors. In addition, as to individual executives financial goals for our subsidiary, SPIL, (i) these objectives can not be properly evaluated by investors because the company reports its financial results on a consolidated basis, and (ii) these goals are consistent with the assumptions in our operating plan necessary to achieve our financial goals for the year as disclosed in our initial guidance for the year.

7.	We note that you have entered into a new Long-Term Incentive Plan with Dr. Blobel in which he may be entitled to receive $450,000 based on the achievement of certain performance goals established between the Compensation Committee and Dr. Blobel. Please provide proposed disclosure to be included in an amendment to your 2009 Form 10-K which identifies the specific performance goals which provide the basis for Dr. Blobel’s award and how the achievement of these goals contributes to the amount to be paid to Dr. Blobel under the LTIP.

The Company advises the Staff that the Long-Term Incentive Plan for Dr. Blobel does not have its own specific goals. Instead, as disclosed in Dr. Blobel’s amended employment agreement filed as an exhibit to an 8-K on April 8, 2009, the goals are those established for Dr. Blobel annually for the periods 2009-2011 The Company proposes to revise its disclosures in its proxy statement filing for its next annual stockholder meeting to include the following revised sentence:

Any payment under the LTIP at the end of the three year period is subject to the Compensation Committee’s assessment of the achievement of the annual performance goals established between the Compensation Committee and Dr. Blobel for the fiscal years 2009-2011.

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At the Company’s direction and request, we inform you that:

The Company acknowledges the Staff’s comment regarding the possibility of future comments from the Staff if the Company’s Form 8-Ks are incorporated by reference into 1933 Act registration statements.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff or require additional information from SciClone, please contact the undersigned at (415) 836-2510.

Very truly yours,

DLA Piper LLP (US)

/s/ Howard Clowes
Howard Clowes
Partner

HC:atf

cc:	Dr. Friedhelm Blobel, SciClone Pharmaceuticals, Inc.

Gary Titus, SciClone Pharmaceuticals, Inc.

Exhibit A

Annual Cash Incentives

We provide annual cash incentives in the form of cash bonuses intended to motivate employees to achieve our overall corporate goals and their individual employee objectives. For executive officers, these annual cash incentives are paid pursuant to our executive incentive plan. Incentive bonuses are based on a percentage of cash compensation and account for a significant percentage of each executive officer’s potential compensation, putting a significant percentage of total compensation at risk based on achievement of both corporate and individual objectives. ~~Employees~~ Executive officers may earn up to 50% more than their individual cash incentive target depending upon the Committee’s assessment of performance in relation to their predetermined objectives. Our other employees are also eligible to receive annual cash incentives, which typically account for a smaller percentage of total compensation. At the beginning of ~~the~~each fiscal year, the Compensation Committee~~establishes the~~ reviews each officer’s annual cash incentive targets, determined as a percentage of base salary~~, for each of our executive officers~~ and determines whether to adjust such targets. The percentages for the cash incentive plan for 2009 for our current President and Chief Executive Officer, Dr. Blobel was 40% of base salary and the ~~initial target~~ percentages for Mr. Schmid, Mr. Titus and Dr. Rios was 30% of base salary.

~~Cash incentive bonuses are paid and earned only if we achieved annual corporate objectives established by the Board. Our 2009 corporate objectives under the executive incentive plan were as follows, weighted as indicated (i) achievement of sales targets, profitability targets and year end cash balances (40%) (ii) operational goals relating to investor relations (10%), and (iii) commercial, regulatory, business development and research and development goals (50%). Dr. Blobel’s objectives are the same as for the Company and no separate individual objectives are established for Dr. Blobel. Dr. Blobel establishes individual objectives, in addition to these corporate objectives, against which performance of the other executive officers is evaluated. Executive officers may earn up to 150% of their individual cash incentive target depending upon the Committee’s assessment of performance in relation to their predetermined objectives.~~

During the first quarter of each fiscal year the Compensation Committee, in conjunction with the Board, determines our overall corporate objectives and weights the value of each of those objectives. The corporate objectives serve as the individual objectives for Dr. Blobel. The other Named Executive Officer’s goals are proposed by Dr. Blobel and reviewed and approved by the Compensation Committee after the corporate objectives have been determined. Generally, each of the Named Executive Officer goals relate to the achievement of our corporate goals. Financial objectives in both the corporate and individuals goals are determined in a manner consistent with the Company’s annual operating budget. In particular as to any financial goals as to which the Company provides guidance, the related corporate or individual objective is set within the range of our initial guidance first published for that fiscal year. Other financial goals, including goals for our SPIL subsidiary which are not separately reported, are based on assumptions in the budget that are anticipated to be required to meet the corporate financial objectives.

In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus. The actual cash incentive award earned is determined by the Compensation Committee’s judgment in its discretion of the relative attainment of our overall corporate performance objectives, the relative attainment of individual employee performance objectives, and the individual’s performance in relation to the objectives subject to targeted overall compensation. These judgments are subjective, there are no formulas for determining the amount of bonus to be awarded in the case of over or under achievement against a goal. In addition, while the Compensation Committee’s decisions are focused primarily upon the achievement against specific goals, it does consider its overall assessment of corporate performance and individual performance in the process of making final decisions as to bonus awards. In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus. Cash incentive awards are typically paid in the year following the year for which performance is evaluated.

Our corporate objectives for fiscal year 2009, which were also Dr. Blobel’s objectives, were as follows, weighted as indicated

Corporate Objective	Weight
Achieve a specified revenue target	15%

Achieve a net profit of at least a specified amount;	15%

Achieve a year end target for the combination of cash balance and available credit lines	10%

Complete a transaction in China to expand the Company’s product lines or capabilities	10%

Achieve a partnering transaction for the Company’s thymalfasin program in the melanoma indication	15%

Achieve specified clinical goals regarding RP 101	10%

Achieve certain clinical goals for SCV-07 in the oral mucositis trial	10%

Achieve certain clinical goals for SCV-07 in the HCV trial	5%

Achieve objectives for improvement of investor relations	10%

Decisions regarding compensation of our other Named Executive Officer’s goals are based on his or her achievement of individual goals developed at the beginning of the year in support of these corporate objectives, as adjusted to reflect changes in key assumptions or external factors impacting the business.

The following is a summary of the key individual goals for 2009 for each of our other named executive officers:

Executive Officer	Summary of Key Individual Goals	Weight
Gary S. Titus	• Achieve financial objectives regarding earnings per share and year end cash balances	40%

	• Retain existing or obtain alternative loan facility and improve terms	15%

	• Achieve objective for effective management of accounting function	15%

	• Provide financial and accounting support for potential M&A or similar transactions in China to support the Company’s objectives to expand in China	15%

	• Achieve objectives for improvement of investor relations	15%

Israel Rios, M.D.	• Achieve specified clinical objectives for RP-101.	20%

	• Achieve certain clinical objectives regarding the development of SCV-07 in the oral mucositis indication.	20%

	• Achieve certain clinical objectives regarding the development of SCV-07 in the HCV indication	10%

	• Provide support regarding potential partnering of thymalfasin for the melanoma indication.	10%

	• Provide support for potential M&A or in-licensing transactions to support the Company’s objectives to expand in China	10%

	• Achieve objective for effective management of relationships with clinical research organizations performing work for the Company	20%

	• Manage department expenses to achieve objective	10%

Hans Schmid	• Achieve product sales and operating profit targets for SciClone Pharmaceuticals International Ltd. (SPIL)	35%

	• Focus on development of certain markets	10%

	• Achieve registration and first commercial sale of DC Bead in China	10%

	• Achieve specified goals for cash collections and other financial metrics	10%

	• Support corporate objective regarding investor relations	5%

Executive Officer	Summary of Key Individual Goals	Weight
	• Achieve objectives regarding management of China operations	10%

	• Provide support for potential M&A or in-licensing transactions to support the Company’s objectives to expand in China.	20%

The actual cash incentive award earned is determined by the Committee’s judgment in its discretion of the relative attainment of our overall corporate performance objectives, the relative attainment of individual employee performance objectives, and the individual’s performance in relation to the objectives subject to targeted overall compensation. Cash incentive awards are typically paid in the year following the year for which performance is evaluated. ~~No threshold performance against the established objectives is required to be reached before bonuses are earned under the plan~~ In order for any bonus to be paid under the plan, there must be at least partial attainment against the goals, but there is no specific percentage of attainment specified under the plan before the Committee can determine to award a bonus.

The actual bonuses paid for fiscal 2009 were determined in February 2010 and varied depending on the extent to which actual performance met, exceeded, or fell short of the applicable executive officer’s 2009 individual objectives, as determined by the Compensation Committee, which used in part the recommendations of Dr. Blobel as to the other officers. The Compensation Committee found that in 2009 we substantially exceeded our revenue, profitability and cash balance objectives, achieved certain of our regulatory, business development and research and development goals, while only partially achieving others, and that we exceeded our operational investor relations goals.

In considering the bonus determinations for fiscal 2009, the Compensation Committee also determined that the goal for development of SCV-07 in the HCV indication was not attainable due to a management decision, approved by the Board, regarding that development program. The Compensation Committee determined that management acted prudently in making this decision, and therefore that the percentage of bonus associated with that goal was reallocated among the other goals pro rata.

The Compensation Committee recommended to the Board that the Board adopt ~~this conclusion. Following~~its conclusions regarding bonuses and following a review of the goals and achievements, the Board adopted this conclusion.

Based on the achievement of the corporate performance objectives set forth above and completion of individual objectives in 2009, the Compensation Committee recommended to the Board, and the Board approved, a $176,800 bonus for Dr. Blobel (40% of 2009 base salary, compared to the 40% target established by the Compensation Committee at the beginning of 2009). The Compensation Committee approved a $120,000 bonus for Mr. Titus~~,~~ (35% of 2009 base salary, compared to his 30% target) based in part upon Mr. Titus exceeding certain of his goals. The Compensation Committee approved a $100,000 bonus for Mr. Schmid, 31% of 2009 base salary, compared to his 30% target) based upon achievement of objectives for the international operations. The Compensation Committee ~~further~~ approved a bonus of $85,000 for Dr. Rios (27% of 2009 salary compared to his 30% target).

Based upon its review of survey data and the recommendation of ~~Setren~~Setren Smallberg & Associates Inc., the Compensation Committee approved an increase in target bonuses for fiscal 2010 to ensure target bonus ~~percentage~~percentages were closer to the 50th percentile~~. Mr~~ of comparable companies. Dr. Blobel’s target bonus was increased to 50% and Mr. Schmid, Mr. Titus and Dr. Rios’ target bonus percentages were increased to 35%.